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[HELLER EHRMAN ATTORNEYS LETTERHEAD]


November 22, 2004
                                                              Matthew M. Gosling
                                                               MGosling@hewm.com
                                                           Direct (650) 324-7159
                                                       Direct Fax (650) 324-6031
                                                             Main (650) 324-7000
                                                              Fax (650) 324-0638


CONFIDENTIAL FOR USE OF THE COMMISSION ONLY
VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. - Mailstop 3-9
Washington, D.C. 20549
Attn: Mr. Greg Belliston

RE: ADEZA BIOMEDICAL CORPORATION
    AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1,
    FILED OCTOBER 27, 2004 (FILE NO. 333-118012)

Dear Mr. Belliston:

     On behalf of Adeza Biomedical Corporation ("Adeza"), this letter responds to the comments of the Staff of the Securities and Exchange Commission (the "Staff") set forth in the letter dated November 16, 2004 in connection with the filing of the above-referenced registration statement (the "Registration Statement"). Adeza is concurrently filing Amendment No. 3 to the Registration Statement (the "Amendment").

     For your convenience, we are sending a copy of this letter and the Amendment in the traditional, non-EDGAR format, including a version of the Amendment that is marked to show changes from Amendment No. 2 to the Registration Statement, and will forward a courtesy package of these documents to our examiners: Gregory Belliston, Suzanne Hayes, Mary Mast, James Peklenk and Jeffrey Riedler.

     The responses below correspond to the paragraph numbers of the Staff's letter. The pages referenced below correspond to the page numbers in the hard copy of the Amendment submitted to the Staff.

FORM S-1

Financial Statements For The Three Years Ended December 31, 2003 And Nine Months Ended September 30, 2004

Notes to Financial Statements

Note 3: License Arrangements, page F-15

1. As agreed with the Staff, Adeza has responded to the Staff's comment in the letter in connection with the Registration Statement submitted to the Staff, attention Mr. James Peklenk, on

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[HELLER EHRMAN ATTORNEYS LETTERHEAD]                               James Peklenk
                                                               November 22, 2004
                                                                          Page 2



November 18, 2004, and in two separate letters submitted to the Staff, attention Mr. Peklenk, on November 22, 2004.

Managements' Discussion And Analysis Of Financial Condition And Results Of Operations

Overview

Cost of product sales, page 33

2. Adeza has revised the Registration Statement as requested. See pages 33, 34, 36 and F-15.

Critical Accounting Policies And Estimates, page 34

3. Adeza has revised the Registration Statement as requested. See page 35 and 36.

                                      * * *

     Please contact me at (650) 324-7159, or Sarah O'Dowd at (650) 324-7045, if you have any questions regarding the Amendment or the responses to the Staff's comment letter.

                                   Sincerely,

                                   /s/ Matthew M. Gosling

                                   Matthew M. Gosling